UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED: JANUARY 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12951

A. Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(K) PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

Table of Contents

Pages
(a) Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of January 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended January 31, 2008 and 2007	3

Notes to Financial Statements	4-8

(b) Supplemental Schedule

Form 5500 Schedule H Part IV Line 4(i) – Schedule of Assets (Held at End of Year) as of January 31, 2008	9

(c) Exhibits

Exhibit A – Consent of Independent Registered Public Accounting Firm	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Buckle 401(k) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(k) Plan (the “Plan”) as of January 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of January 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic fiscal 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP

Omaha, Nebraska
July 28, 2008

BUCKLE 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JANUARY 31, 2008 AND 2007

	2008	2007

ASSETS:

Participant directed investments at fair value (Note 4)	$35,707,586	$33,622,459

Receivables:
Participant contributions	86,912	66,562
Employer contribution	762,219	699,954
Total receivables	849,131	766,516

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	36,556,717	34,388,975

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	9,808	46,053

NET ASSETS AVAILABLE FOR BENEFITS	$36,566,525	$34,435,028

See notes to financial statements.

BUCKLE 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JANUARY 31, 2008 AND 2007

	2008	2007
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 4)	$(293,432)	$3,609,820
Interest and dividends	1,864,000	1,633,713
	1,570,568	5,243,533

Contributions:
Participant contributions	2,205,390	1,877,464
Employer contributions	764,491	704,652
	2,969,881	2,582,116

Total additions	4,540,449	7,825,649

DEDUCTIONS:
Benefits paid to participants	2,373,739	2,112,115
Administrative expenses	35,213	27,239

Total deductions	2,408,952	2,139,354

INCREASE IN NET ASSETS	2,131,497	5,686,295

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	34,435,028	28,748,733

End of year	$36,566,525	$34,435,028

See notes to financial statements.

BUCKLE 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JANUARY 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions. The Plan’s fiscal year ends on January 31. References to years in this report relate to fiscal years as defined below:

Fiscal
Year	Year Ended

2007	January 31, 2008
2006	January 31, 2007

General – The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. It was established February 1, 1986 and last amended May 17, 2007. The Plan administrator is The Buckle, Inc. (the “Company”). Wells Fargo Bank, N.A. serves as the Plan trustee and recordkeeper.

Contributions – Participants may contribute from 2% to 50% of their salary, as defined in the Plan. The Company may contribute to the Plan at its discretion. In fiscal 2007 and 2006, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible salary. The Company contributions to the Plan were $764,491 and $704,652 during the years ended January 31, 2008 and 2007, respectively. Participants direct the investment of all contributions into various investment options by the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s discretionary contribution, (b) Plan earnings (losses), and (c) forfeiture of terminated participants’ non-vested account balances and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. Administrative expenses were allocated to participants’ vested balances at an annual rate of $25 ($6.25 per quarter) for each quarter of the fiscal 2007 and fiscal 2006 plan years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Percent
Years of Service	Vested

Two	20%
Three	40%
Four	60%
Five	80%
Six	100%

Years of service for vesting purposes requires working 1,000 hours or more during the Plan year.

Participant Loans – Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate based on the published prime rate plus 1%. At January 31, 2008, interest rates ranged from 5.00% to 10.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits – On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, annual installments over a five-year period, or payment in the form of an annuity.

Forfeited Accounts – Forfeitures of terminated participants’ non-vested accounts are allocated annually as an additional Company matching contribution to the individual accounts of participants remaining in the Plan in the plan year in which the forfeiture occurs and were $109,458 and $18,849, respectively, during the years ended January 31, 2008 and 2007. At January 31, 2008 and 2007, forfeited non-vested account balances were $107,981 and $119,325, respectively. Upon amendment of the Plan Agreement, forfeited account balances will be used to offset the Company’s discretionary matching contributions made during plan years subsequent to fiscal 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s mutual funds and Buckle Stock Fund are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments. Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Wells Fargo Collective Stable Return Fund invests in a stable value fund that is a collective investment trust designed for retirement trusts to earn a high level of return, consistent with and providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality, and reasonable tracking of interest rates. The fund may invest in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions. Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond markets. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents invested principal plus accrued interest thereon.

Administrative Expenses – Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Adoption of New Accounting Guidance – In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

3.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype non-standardized plan document sponsored by Wells Fargo Bank Nebraska NA (“WFBN”). WFBN received an opinion letter from the Internal Revenue Service (the “IRS”), dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The prototype plan document has been amended since receiving the determination letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

The Plan’s management is aware of certain operating or administrative issues that, if not corrected, could affect the tax qualified status of the Plan and its related trust and is in the process of correcting the matters identified. Accordingly, Plan management believes the Plan will retain its tax qualified status and, therefore, no tax liability has been accrued.

4.	INVESTMENTS

The following table presents the fair value of Plan investments which exceed 5% of net assets available for benefits as of January 31, 2008 and 2007.

	2008	2007

Investments at Fair Value as Determined by Quoted Market Price:
The Buckle Stock Fund:
The Buckle, Inc.	$7,548,143	$5,903,676
Balanced Fund:
American Funds Income Fund of America	2,924,282	2,770,997
Large Value Fund:
Van Kampen Comstock	4,728,878	5,124,978
Large Blend Fund:
Davis NY Venture	4,107,360	4,126,749
Large Growth Fund:
Wells Fargo Advantage Capital Growth	2,229,669	2,157,434
Foreign Fund:
American Funds Europacific Growth	4,390,830	4,108,471
Global Fund:
Oppenheimer Global	1,817,483	1,837,322

Investments at Estimated Fair Value:
Stable Value Fund:
Wells Fargo Stable Return Fund N	$3,258,538	$3,243,473

During the years ended January 31, 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $(293,432) and $3,609,820, respectively, as follows:

	Years Ended January 31,
	2008	2007

Investments at Fair Value as Determined by Quoted Market Price:
Common stock	$1,435,919	$1,732,386
Mutual funds	(1,872,608)	1,739,388

Investments at Estimated Fair Value:
Collective stable return fund	143,257	138,046

Net appreciation (depreciation) in fair value	$(293,432)	$3,609,820

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

6.	RELATED PARTY TRANSACTIONS

Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party–in-interest. The Plan held 177,956 shares of The Buckle, Inc. common stock at January 31, 2008 and 166,966 shares at January 31, 2007 which had a cost basis of $2,662,229 and $2,289,848, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $160,160 and $436,599 for the plan years ended January 31, 2008 and January 31, 2007, respectively. Certain Plan investments are managed by Wells Fargo Financial. Wells Fargo Financial is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

7.	SUBSEQUENT EVENTS

Subsequent to the end of the plan year ended January 31, 2008, the Plan transferred its recordkeeping functions from Wells Fargo Bank, N.A. to Fidelity Investments, who has served as the Plan trustee and recordkeeper since February 2, 2008 (the effective date of the transfer).

BUCKLE 401(K) PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE H PART IV LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JANUARY 31, 2008

Column B	Column C	Column E
	Description of Investment:
	Including Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Collateral, and	Current
Lessor, or Similar Party	Par or Maturity Value	Value

The Buckle, Inc.:
*The Buckle Stock Fund	177,956 shares	$7,548,143

Balanced Fund:
American Funds Income Fund of America	157,135 shares	2,924,282

Fixed Income Fund:
*Wells Fargo Advantage Intermediate Government Income	15,654 shares	170,790
Goldman Sachs Core Fixed Income	37,911 shares	384,423

Large Value Fund:
Van Kampen Comstock	280,646 shares	4,728,878

Large Blend Fund:
*Wells Fargo Advantage Index	19,214 shares	1,006,614
Davis NY Venture	107,523 shares	4,107,360

Large Growth Fund:
*Wells Fargo Advantage Capital Growth	126,327 shares	2,229,669
American Funds Growth Fund of America	16,815 shares	535,063

Mid-Cap Value Fund:
Goldman Sachs Mid Cap Value	6,638 shares	224,041

Mid-Cap Growth Fund:
JP Morgan Capital Growth	10,997 shares	445,601

Small Value Fund:
*Wells Fargo Advantage Small Company Value	51,090 shares	596,736

Small Growth Fund:
Turner Small Cap Growth	4,775 shares	139,278

Foreign Fund:
American Funds Europacific Growth	94,650 shares	4,390,830

Global Fund:
Oppenheimer Global	27,347 shares	1,817,483

Stable Value Fund:
*Wells Fargo Stable Return Fund N	78,502 shares	3,258,538

Targeted Maturity Fund:
*Wells Fargo Advantage Dow Jones Target Today	1,401 shares	14,376
*Wells Fargo Advantage Dow Jones Target 2010	1,896 shares	24,312
*Wells Fargo Advantage Dow Jones Target 2020	6,661 shares	93,591
*Wells Fargo Advantage Dow Jones Target 2030	8,230 shares	120,812
*Wells Fargo Advantage Dow Jones Target 2040	15,872 shares	262,199

	Maturing from April 2008 to
	March 2022; interest rates of
*Participant Loans	5.0% to 10.5%	684,567

		$35,707,586

* Party-In-Interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(K) PLAN

Date July 29, 2008	By:	/s/ Dennis H. Nelson
Dennis H. Nelson
President and Chief Executive Officer

Exhibit A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-133384, Registration Statement No. 333-70641, Registration Statement No. 333-70643, Registration Statement No. 33-48402 and Post-Effective Amendment No. 1 to Registration Statement No. 333-70633 of The Buckle, Inc. on Form S-8 of our report dated July 28, 2008, appearing in the Annual Report on Form 11-K of the Buckle 401(k) Plan for the year ended January 31, 2008.

/s/ DELOITTE & TOUCHE, LLP

Omaha, Nebraska
July 28, 2008